RICHFIELD
OIL & GAS COMPANY

September 9, 2014

Re: Resignation

To the Board of Directors of Richfield Oil & Gas Company:

With the recent filing of the S-4 to start the SEC review progress, we are now well on our way to completing the merger of Richfield Oil & Gas Company with Stratex Oil & Gas Holdings, Inc. Steve Funk has kept and exceeded his commitments to facilitate our planned merger. Based on my confidence that the merger will be successfully completed, I have determined that this is an appropriate time for me to turn over management of Richfield so that I can address some deferred personal and health related concerns.

Effective as of September 9th, 2014, I hereby resign as Chairman and member of the Board of Directors, as Chief Executive Officer and President of Richfield Oil & Gas Company, and as President, Director, Manager and Officer of Richfield's subsidiary companies.

It has been my distinct privilege to know and serve with each of you. Thank you so much for all of your support in this endeavor.

Respectfully Submitted,

Douglas C. Hewitt, Sr

175 W. South Main, Suite 900, Salt Lake City, Utah 84111 • Office 801.519.8500